Exhibit 99.1

DRAGONWAVE INC.

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

OTTAWA, ONTARIO, CANADA

THURSDAY, JUNE 13, 2013

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following sets out the matters voted on at the annual general and special meeting of shareholders (the “Meeting”) of DragonWave Inc. (the “Corporation”) held on Thursday, June 13, 2013. Each of the matters set out below are described in greater detail in the Notice of Annual General and Special Meeting of Shareholders and Management Proxy Circular of the Corporation dated May 13, 2013. According to the scrutineer’s report, shareholders were present at the Meeting, in person or by proxy, representing 26,652,104 common shares or 70.04% of the 38,051,651 shares outstanding on the May 13, 2013 record date for the Meeting.

1. Election of Directors

At the Meeting, management of the Corporation presented to the shareholders its nominees for directors. According to the proxies received and vote by show of hands, all of management’s nominees were elected as directors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

The proxies submitted for the Meeting on this matter were as follows:

	Votes For		Votes Withheld
Name of Nominee	Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
Peter Allen	10,691,785	97.71%	250,977	2.29%
Cesar Cesaratto	10,826,857	98.94%	115,905	1.06%
Jean-Paul Cossart	10,800,666	98.70%	142,096	1.30%
Russell Frederick	10,692,251	97.71%	250,511	2.29%
Claude Haw	10,842,607	98.92%	118,155	1.08%
Lori O’Neill	10,827,966	98.95%	114,796	1.05%

2.  Appointment of Auditors

At the Meeting, shareholders were asked to approve the appointment of Ernst & Young LLP, as auditors of the Corporation until the close of the next annual meeting of shareholders or until a successor is appointed, at remuneration to be fixed by the board of directors. According to the proxies received and vote by show of hands, the resolution was approved.

The proxies submitted for the Meeting on this matter were as follows:

Votes For		Votes Withheld
Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
26,492,520	99.51%	130,893	0.49%

3.  Approval of a Change to the Stock Option Plan of the Corporation to Provide for the Replenishment of the Stock Option Pool when Options are Exercised

At the Meeting, shareholders were asked to approve a change to the Fifth Amended and Restated Stock Option Plan of the Corporation (the “Stock Option Plan”) to provide for the replenishment of the stock option pool when options are exercised (the “Evergreen Amendment”).  A ballot was conducted with respect to the resolution approving the Evergreen Amendment. According to the ballots cast, the resolution was approved with the following results:

Votes For		Votes Against
Number of Votes Cast	Percentage of Votes Cast	Number of Votes Cast	Percentage of Votes Cast
9,128,215	83.24%	1,838,550	16.76%

4.  Approval of All Unallocated Options under the Stock Option Plan

At the Meeting, shareholders were asked to approve all unallocated options under the Stock Option Plan.  A ballot was conducted with respect to the resolution approving all unallocated options under the Stock Option Plan. According to the ballots cast, the resolution was approved with the following results:

Votes For		Votes Against
Number of Votes Cast	Percentage of Votes Cast	Number of Votes Cast	Percentage of Votes Cast
9,266,729	84.50%	1,700,036	15.50%